Exhibit 1.01

Semtech Corporation

Conflict Minerals Report

for the Year Ended December 31, 2014

This Conflict Minerals Report of Semtech Corporation (“Semtech”) for calendar year 2014 is filed in accordance with Rule 13p-1 under the Securities Exchange Act of 1934 (“Rule 13p-1”). Numerous terms in this Report are defined in Rule 13p-1 and Form SD and the reader is referred to those sources and to SEC Release No. 34-67716 issued by the Securities and Exchange Commission on August 22, 2012 for such definitions.  Unless the context otherwise requires, “Semtech” “we,” “our” and “us” refers to Semtech Corporation and its consolidated subsidiaries.

In accordance with Rule 13p-1, Semtech undertook due diligence to seek to determine whether any conflict minerals, which are defined as cassiterite, columbite-tantalite (coltan), gold, wolframite and their derivatives, which are limited to tantalum, tin, or tungsten (“conflict minerals”) are necessary to the functionality or production of our semiconductor products, and whether or not such conflict minerals components were or were not “DRC conflict free.”

Semtech has determined that conflict minerals are necessary to the functionality and/or production of many of our manufactured products.  Semtech undertook a reasonable country of origin inquiry (“RCOI”) regarding the conflict minerals in its manufactured products.  This RCOI was reasonably designed to determine whether any of the conflict minerals originated in the Democratic Republic of the Congo or an adjoining country (the “Covered Countries”) and whether any of the conflict minerals may be from recycled or scrap sources.  Semtech also exercised due diligence on the source and chain of custody of the conflict minerals.

This Report is not audited as Rule 13p-1 provides that if a registrant’s products are “DRC conflict undeterminable” in calendar year 2013 or 2014, the registrant’s conflict minerals report is not subject to an independent private sector audit.

Company Overview

Semtech is a global supplier of high performance analog and mixed-signal semiconductor products. We design, develop and market a wide range of products for commercial applications, the majority of which are sold into the enterprise computing, communications, high-end consumer and industrial end-markets. Our products are designed into a wide variety of end applications, including base stations, optical networks, datacenters, storage networks and computers and computer peripherals.  Our products are also designed into wireless local area network communication infrastructure equipment, smartphones and other handheld products, set-top boxes, digital televisions, broadcast studio equipment, automated meter reading, military and aerospace, medical, security systems, automotive, industrial and home automation, video security and surveillance and other industrial equipment. The end-customers for our products are primarily original equipment manufacturers that produce and sell electronics.

Product Overview

Semtech’s product lines are classified in the following categories: Protection, Power and High Reliability Products, Signal Integrity Products, Wireless, Sensing and Timing Products and Systems Innovation Group.  The majority of our products contain various metals, including conflict minerals, which originate in mines around the world.

Protection, Power and High-Reliability Products. We design, develop and market high performance protection devices, which are often referred to as transient voltage suppressors (“TVS”). TVS devices provide protection for electronic systems where voltage spikes (called transients), such as electrostatic discharge or secondary lightning surge energy, can permanently damage sensitive complementary metal-oxide-semiconductor (“CMOS”) integrated circuits (“ICs”). Our portfolio of protection solutions include filter and termination devices that are integrated with the TVS device. Our products provide robust protection while preserving signal integrity in high-speed communications, networking and video interfaces. These products also operate at very low voltage. Our protection products can be found in a broad range of applications including smart phones, LCD TVs, set-top boxes, tablets, computers, notebooks, base stations, routers, automobile, and industrial instruments.

Our Power products control, alter, regulate and condition the power within electronic systems. The highest volume product types within the power product line are switching voltage regulators, combination switching and linear regulators, smart regulators and charge pumps. Our Power products feature highly integrated functionality for the telecom industrial and computing markets and low-power, small form factor and high-efficiency products for mobile phones, notebook computers, computer peripherals and other consumer devices. The primary application for these products is power regulation for computer, communications, high-end consumer and industrial systems.

Our high-reliability discrete semiconductor products comprised of rectifiers, assemblies (packaged discrete rectifiers) and other products are typically used to convert alternating currents into direct currents and to protect circuits against very high voltage spikes or high current surges. Our high-reliability products can be found in a broad range of applications including industrial, military, medical, automotive, aerospace and defense systems, including satellite communications.

Signal Integrity Products.  We design, develop and market a portfolio of optical communications, broadcast video, surveillance video, active cable transceiver and backplane products used in a wide variety of enterprise computing, industrial, communications and high-end consumer applications. Our comprehensive portfolio of ICs for optical transceivers, backplane applications and high-speed interfaces ranges from 100Mbps to 100Gbps and supports key industry standards such as Fibre Channel, Infiniband, Ethernet, PON and SONET. Our broadcast video products offer advanced solutions for next generation video formats, ever increasing data rates and evolving I/O and distance requirements. Our security and surveillance products for high-definition closed circuit television (“HDcctv”) enable upgrade of analog closed circuit television installations to full digital HD, leveraging the installed base of COAX cabling, and our fully integrated transmit and receive products enable the highest performance, longest reach HDcctv standards-compliant designs.

We also sell proprietary advanced wired communication, ultra-high speed Serializer/Deserializer (“SerDes”) products for long-haul optical transport communication. These ICs perform transmission functions used in high-speed networks at 40Gbps and 100Gbps.

Wireless, Sensing and Timing Products. We design, develop and market a portfolio of specialized radio frequency products used in a wide variety of industrial, medical and networking applications, and specialized sensing products used in industrial and consumer applications. Our wireless products feature industry leading and longest range industrial, scientific and medical radio, enabling a lower total cost of ownership and increased reliability in all environments, making them particularly suitable for machine to machine and Internet of Things applications. Our unique sensing interface platforms can interface to any sensor and output digital data in any form. Specifically, the proximity sensing capability of our devices enable advanced user interface solutions for mobile and consumer products. Our wireless and sensing products can be found in a broad range of applications in the industrial, medical and consumer markets. The timing and synchronous products used in packet based communication networks provide leading edge timing solutions where IEEE1588 packet synchronization is used.

Systems Innovation Group. Our Systems Innovation Group combines the analog/mixed signal design competencies from our previous Sierra Monolithics, Inc. and Gennum Corporation acquisitions and is chartered with developing innovative analog/mixed signal IP for emerging systems. These IP cores are targeted at the datacenter, cloud computing and storage networking markets and complement our rapidly growing library of analog/mixed signal IP Cores that have been developed over several years by our Snowbush IP team based in Canada. We also have developed advanced products in Data Converter IP at the latest, cutting edge CMOS process nodes that are targeted at high performance communications systems.

Reasonable Country of Origin Inquiry and Due Diligence Process

Semtech, as a purchaser, is many steps removed from the mining of the conflict minerals that are necessary to the functionality or production of our semiconductor products. We do not purchase raw ore or unrefined conflict minerals, and do no purchasing in the Covered Countries. In order to manage the scope of this task, we relied upon our suppliers to provide information on the origin of the conflict minerals contained in components and materials supplied to us, including sources of conflict minerals that are supplied to them from sub-tier suppliers. Our suppliers are expected to provide the conflict minerals sourcing information to us per our Conflict Minerals Policy.  We have also implemented a vendor qualification requirement that requires the provision of such information upon engagement of a new vendor.

For this Report, Semtech performed an analysis of our products and product components, and the role that suppliers play throughout our manufacturing and product delivery processes. We defined the scope of our conflict minerals due diligence by identifying and reaching out to our current suppliers that provide components or engage in manufacturing activities that are likely to contain conflict minerals. We adopted the standard Conflict Minerals reporting templates (“CMRT”) established by the Electronic Industry Citizenship Coalition (“EICC”) and Global e-Substainability Initiative (“GeSI”) and launched our conflict minerals due diligence communication survey to these suppliers, who are foundries, materials, and turnkey and assembly service suppliers.

Semtech designed its due diligence measures to be in conformity, in all material respects, with the framework in the Second Edition of the Organization for Economic Co-operation and Development Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas and related supplements for gold, tin, tantalum and tungsten (“OECD Framework”).

Summarized below are the design components of our conflict minerals program as they relate to the five-step framework set forth in the OECD Framework:

1.              Establish strong company management systems:

•                  Adopted a Conflict Minerals Policy which provides that Semtech will seek to ensure, to the extent reasonably practicable in light of existing supply chain validation and auditing capabilities, that the products within our supply chain are not fabricated nor assembled with metals whose origin traces back to any “conflict areas” as identified by the EICC, the GeSI, and the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010;

•                  Established a conflict minerals working group to oversee our due diligence process;

•                  Communicated with our direct suppliers and requested that they execute the CMRT; and

•                  Incorporated vendor qualification requirements related to conflict minerals in our standard qualification process so that current and future suppliers are obligated to participate in a supply chain survey and related due diligence activities.

2.              Identify and assess risks in our supply chain:

•                  Identified direct suppliers that supply products to Semtech that may contain conflict minerals;

•                  Conducted a supply-chain survey with direct suppliers using the CMRT to identify the smelters and refiners who contribute refined conflict minerals to Semtech products;

•                  Compared the smelters and refiners identified by direct suppliers via the supply-chain survey against the list of smelter and refiner facilities which have received a “conflict free” designation (such as EICC/GeSI Conflict Free Smelter Program’s (“CFSP”) lists for tantalum, tin, tungsten and gold) by participating in an independent third party smelter audit; and

•                  Reviewed other information provided by direct suppliers with respect to their investigations regarding smelters and refiners within their supply chain.

3.              Design and implement a strategy to respond to identified risks:

•                  Followed up with direct suppliers that did not respond to the survey or that provided incomplete responses.

4.              Support the development and implementation of independent third party audits of smelters’ and refiners’ sourcing:

Semtech does not have a direct relationship with conflict minerals smelters and refiners, nor do we perform direct audits of these entities that provide our supply chain with conflict minerals.  However, we do rely upon third parties, including the CFSP, to coordinate and conduct third-party audits of these facilities.  We rely upon the published results of these third-party audits to validate the responsible sourcing practices of the smelters and other processing facilities in our supply chain.

5.              Report on supply chain due diligence:

In addition to this report which discloses our supply chain due diligence, further information about our supply chain due diligence is disclosed in our Conflict Minerals Policy which is posted on our website at www.semtech.com/images/quality/Metals-Procured-from-Conflict-Areas-Policy.pdf.

Results of Due Diligence

As a result of Semtech’s due diligence efforts, we received survey responses to the CMRT from suppliers representing no less than 96.5% of our manufacturing spend on suppliers that we believe provide components to us, or engage in manufacturing activities for us, that are likely to contain conflict minerals (the “Covered Components/Materials”). 76% of the suppliers that responded to our survey reported that the Covered Components/Materials did not contain conflict minerals sourced from the Covered Countries, and 23% reported that the Covered Components/Materials may contain conflict minerals sourced from the Covered Countries.  In connection with our supplier’s responses, we gathered the names of in excess of 250 unique smelters and refineries from our supply chain.  A significant number of the smelters are on the list of smelters and refineries that have received a “conflict free” designation from the CFSP as of May 28, 2015.  Although many suppliers were able to provide information about the smelters and refiners in their supply chains, most were not able to provide information sufficient to allow us conclusively to determine whether identified facilities were used to process the conflict minerals in the Covered Components/Materials.  Although Semtech requested information regarding the specific components and manufacturing services provided to us for our own products, the suppliers that were able to provide information about the smelters and refiners in their supply chains in many cases provided this information to us for their entire supply chain, rather than for the specific facilities that contributed conflict minerals used in the Covered Components/Materials. As a result, we are unable to validate whether the Covered Components/Materials in fact contain conflict minerals from these sources.

Accordingly, based on the due diligence measures described in this Report, we have been unable to determine whether the conflict minerals contained in the Covered Components/Materials originated in the Covered Countries or came from recycled or scrap sources, or to conclusively determine the countries of origin of these conflict minerals or the facilities used to process them. On the basis of the due diligence measures described above, Semtech is unable to determine whether or not various components and materials which contribute to its product lines are entirely DRC conflict free.

Further, on account of this lack of information, Semtech is unable to determine and to describe the facilities used to process conflict minerals necessary to the functionality or production of our semiconductor products or their country of origin. Semtech’s efforts to determine the mine(s) or location of origin with the greatest possible specificity included the use of the due diligence measures described above.

Risk Mitigation/Future Due Diligence Measures

During calendar year 2014 Semtech took steps to increase response rates from suppliers that provide Covered Components/Material by fully integrating the CMRT survey into its supplier qualification process, establishing timelines for periodic requests for updates of CMRT information, and expanding the membership of our internal conflict minerals working group. Semtech intends to undertake the following steps to improve its due diligence during the next compliance period to further mitigate the risk that its necessary conflict minerals do not benefit armed groups, including:

•                  Increasing the response rate and completeness of suppliers’ CMRT and smelter surveys by following up with suppliers that have not returned surveys or have provided incomplete or unclear responses;

•                  Continuing to encourage our direct suppliers to purchase materials from smelters or refiners who have obtained a “conflict free” designation from an industry program such as the CFSP;

•                  Working with direct suppliers that cannot certify they are DRC conflict-free to provide responses to the surveys at a product level instead of a company or divisional level;

•                  Comparing due diligence results to information collected via independent conflict free smelter validation programs in addition to the CSFP as they are established; and

•                  Continuing the design and implementation of a plan to monitor and track suppliers identified as not meeting the requirements set forth in our Conflict Minerals Policy to determine their progress in meeting those requirements.